                                    FORM 6-K
                                    --------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                            Report of Foreign Issuer

                  Pursuant to Rule 13a - 16 or 15d - 16 of the
                         Securities Exchange Act of 1934

                          For the month of August 2001

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
                 -----------------------------------------------
                   (Translation of Registrant's into English)

                                 EDIFICIO CANTV
                               AVENIDA LIBERTADOR
                               CARACAS, VENEZUELA
                               ------------------
                    (Address of Principal Executive Offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F __X__ Form 40-F ____


                  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

                           Yes   ____    No    __X__

                  If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - _____________

       This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compania Anonima Nacional Telefonos de Venezuela (CANTV) as of and for the period ended on June 30, 2001, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on August 02, 2001.

                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         COMPANIA ANONIMA NACIONAL
                                         TELEFONOS DE VENEZUELA, (CANTV)



                                         By: /s/ ARMANDO YANES
                                             -----------------------
                                             Armando Yanes
                                             Chief Financial Officer

Date:  August 20, 2001

                               ENGLISH TRANSLATION
                               -------------------

       Caracas, August 03, 2001


       Sirs

       Comision Nacional de Valores
       Present.-

                                                     Attention: Dra. Aida Lamus
                                                                      President

       Dear Dra. Lamus,

       In accordance with the requirements of the "Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities" ("Normas Relativas a la Informacion Periodica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comision Nacional de Valores"), attached please find the unaudited Financial Statements as of and for the period ended June 30, 2001.

       I will make myself available should you need any clarification or additional information.

       Sincerely yours,

       /s/ IRMA SALINAS
       ------------------
       Irma Salinas.
       Controller Manager

                COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA
                            (CANTV) AND SUBSIDIARIES

                        Consolidated financial statements
            as of June 30, 2001 and December 31, 2000 and for the six
                   month period ended June 30, 2001 and 2000

       (Translation of financial statements originally issued in Spanish)

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
    -------------------------------------------------------------------------

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      -------------------------------------
             FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2001 AND 2000
             ------------------------------------------------------
     (Adjusted for inflation and expressed in millions of constant bolivars as of June 30, 2001, except earning per share and per ADS amount)

                                                                     2001                 2000
                                                           -------------------  -------------------
OPERATING REVENUES:
  Local and domestic long distance usage                              354,114              383,706
  Basic rent                                                          161,013              163,466
                                                           -------------------  -------------------
      Local and domestic long distance                                515,127              547,172

  International long distance                                          48,110               58,363
  Net settlements                                                      10,367               18,371
                                                           -------------------  -------------------
      International long distance                                      58,477               76,734
  Other wireline-related services                                      74,180               71,294
                                                           -------------------  -------------------
      Total wireline services                                         647,784              695,200

  Wireless services                                                   237,830              244,683
  Other                                                                28,131               27,610
                                                           -------------------  -------------------
      Total operating revenues                                        913,745              967,493

OPERATING EXPENSES:
  Operations, maintenance, repairs and administrative                 441,530              504,590
  Depreciation and amortization                                       353,025              349,957
  Concession and other taxes                                           60,913               74,112
                                                           -------------------  -------------------
      Total operating expenses                                        855,468              928,659
                                                           -------------------  -------------------
      Operating income                                                 58,277               38,834
                                                           -------------------  -------------------
OTHER EXPENSES, NET:
  Financing cost, net                                                  (8,198)             (23,461)
  Other expenses, net                                                    (788)              (2,552)
                                                           -------------------  -------------------
      Total other expenses, net                                        (8,986)             (26,013)
                                                           -------------------  -------------------
Income before income tax                                               49,291               12,821

INCOME TAX                                                             19,456                3,148
                                                           -------------------  -------------------
      Net income                                                       29,835                9,673
                                                           ===================  ===================

Earnings per Share                                                         32                   10
                                                           ===================  ===================

Earnings per ADS (based on 7 shares per ADS)                              226                   70
                                                           ===================  ===================

Average shares outstanding (in millions)                                  926                  974
                                                           ===================  ===================

   The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
    -------------------------------------------------------------------------

      CONSOLIDATED BALANCE SHEETS AS OF JUNE 30, 2001 AND DECEMBER 31, 2000
      ---------------------------------------------------------------------
  (Adjusted for inflation and expressed in millions of constant bolivars as of
                                 June 30, 2001)

                                                                     June 30,                 December 31,
                            ASSETS                                     2001                       2000
                            ------                              ----------------------    -----------------------
CURRENT ASSETS:
    Cash and temporary investments                                           788,739                    612,926
    Accounts receivable, net                                                 374,935                    368,075
    Accounts receivable from Venezuelan Government entities                  105,048                    108,861
    Inventories and supplies, net                                             31,818                     35,274
    Other current assets                                                      14,134                     14,809
                                                               ----------------------    -----------------------

                   Total current assets                                    1,314,674                  1,139,945

    Property plant and equipment, net                                      3,156,104                  3,446,602
    Cellular concession, net                                                  99,371                    100,979
    Other assets                                                             202,792                    229,466
                                                               ----------------------    -----------------------

                   Total assets                                            4,772,941                  4,916,992
                                                               ======================    =======================

             LIABILITIES AND STOCKHOLDERS' EQUITY
             ------------------------------------

CURRENT LIABILITIES:
    Short-term debt                                                          124,120                     58,776
    Accounts payable                                                         290,268                    291,759
    Employee severance benefits, net                                          12,903                      9,374
    Accrued employee benefits                                                109,471                    163,257
    Other current liabilities                                                280,100                    303,089
                                                               ----------------------    -----------------------

                   Total current liabilities                                 816,862                    826,255

LONG-TERM LIABILITIES:
    Long-term debt                                                           250,661                    361,586
    Pension and postretirement benefit obligations                           372,690                    366,370
                                                               ----------------------    -----------------------

                   Total liabilities                                       1,440,213                  1,554,211

STOCKHOLDERS' EQUITY                                                       3,332,728                  3,362,781
                                                               ----------------------    -----------------------

                   Total liabilities and stockholders' equity              4,772,941                  4,916,992
                                                               ======================    =======================


  The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

    COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
    -------------------------------------------------------------------------

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
           ----------------------------------------------------------
      FOR THE SIX MONTHS PERIOD ENDED JUNE 30, 2001, AND DECEMBER 31, 2000
      --------------------------------------------------------------------
  (Adjusted for inflation and expressed in millions of constant bolivars as of
                                 June 30, 2001)


                                                   Capital Stock
                                     ---------------------------------
                                                                       Additional                        Cumulative     Total
                                     Historical  Inflation              Paid-in    Retained     Legal   Translation   Stockholders'
                                        Cost     Adjustment   Total     Capital    Earnings    Reserve   Adjustment     Equity
                                     ----------------------------------------------------------------------------------------------
Balance as of December 31, 1999       36,857     1,505,304   1,542,161  19,201     2,001,659   154,407     33,457       3,750,885

   Net loss                             -            -            -       -          (95,534)     -          -            (95,534)

   Dividends declared                   -            -            -       -          (67,934)     -          -            (67,934)

   Repurchased shares                 (2,684)     (109,329)   (112,013)   -         (114,493)     -          -           (226,506)

   Change in cumulative translation
   adjustment                           -            -            -       -             -         -         1,870           1,870
                                     ----------------------------------------------------------------------------------------------

Balance as of December 31, 2000       34,173     1,395,975   1,430,148  19,201     1,723,698   154,407     35,327       3,362,781

   Net income                           -            -            -       -           29,835      -          -             29,835

   Dividends declared                   -            -            -       -          (60,474)     -          -            (60,474)

   Change in cumulative translation
   adjustment                           -            -            -       -             -         -           586             586
                                     ----------------------------------------------------------------------------------------------

Balance as of June 30, 2001           34,173     1,395,975   1,430,148  19,201     1,693,059   154,407     35,913       3,332,728
                                     ==============================================================================================





  The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish) COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES
    -------------------------------------------------------------------------
      CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS PERIOD ENDED
      ---------------------------------------------------------------------
                             JUNE 30, 2001 AND 2000
                             ----------------------
(Adjusted for inflation and expressed in millions of constant bolivars as of
                                 June 30, 2001)

                                                                                      2001        2000
                                                                                    --------------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income                                                                           29,835       9,673
Adjustments to reconcile net income to net cash provided by operating activities:
Monetary loss position                                                                8,515       7,744
Exchange (gain) loss, net                                                            (3,164)      6,260
Depreciation and amortization                                                       353,025     349,957
Provision for doubtful accounts                                                      34,806      40,746
Changes in current assets and liabilities:
    Accounts receivable                                                             (63,146)    (15,467)
    Accounts receivable from Venezuelan Government entities                          (2,348)    (23,288)
    Inventories and supplies, net                                                     3,237       6,381
    Other current assets                                                                329         921
    Accounts payable                                                                 19,827      40,812
    Accrued employee benefits, net                                                  (41,781)     55,671
    Other current liabilities                                                        15,185     (51,082)
                                                                                    -------------------
                                                                                    354,320     428,328
CHANGES IN NON CURRENT ASSETS AND LIABILITIES:
    Other assets                                                                       (748)      7,575
    Pension and postretirement benefit obligations                                    6,321      13,068
                                                                                    -------------------
    Net cash provided by operating activities                                       359,893     448,971
                                                                                    -------------------
CASH FLOWS USED IN INVESTING ACTIVITIES:
    Capital expenditures, net of disposals                                          (36,399)    (87,269)
                                                                                    -------------------
    Net cash used in investing activities                                           (36,399)    (87,269)
                                                                                    -------------------
CASH FLOWS USED IN FINANCING ACTIVITIES:
    Payments of debt                                                                (28,421)    (25,500)
    Dividend payments                                                               (60,474)    (67,934)
    Repurchased shares                                                                   --    (188,257)
                                                                                    -------------------
    Net cash used in financing activities                                           (88,895)   (281,691)
                                                                                    -------------------
Increase in cash and temporary investments before loss in purchasing                234,599      80,011

LOSS IN PURCHASING POWER OF CASH AND TEMPORARY  INVESTMENTS                         (58,786)    (26,039)
                                                                                    -------------------
Increase in cash and temporary investments                                          175,813      53,972

CASH AND TEMPORARY INVESTMENTS:
    Beginning of period                                                             612,926     388,181
                                                                                    -------------------
    End of period                                                                   788,739     442,153
                                                                                    ===================
SUPPLEMENTAL INFORMATION:
Cash paid during the period for:
Interest                                                                             16,703      46,017
                                                                                    ===================
Taxes                                                                               188,776     122,492
                                                                                    ===================
MONETARY POSITION
-----------------
Operating activities                                                                (15,291)   (110,642)
                                                                                    -------------------
Investing activities                                                                 43,029      99,510
                                                                                    -------------------
Temporary investments                                                                22,533      29,427
                                                                                    -------------------

  The accompanying notes are an integral part of these consolidated statements.

       (Translation of financial statements originally issued in Spanish)

            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)
            --------------------------------------------------------
                                AND SUBSIDIARIES
                                ----------------

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                 ----------------------------------------------
   (Amounts are adjusted for inflation and expressed in millions of constant bolivars as of June 30, 2001, unless otherwise indicated)


1.     EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:
       -----------------------------------------------

The consolidated financial statements were originally issued in Spanish and translated into English.

2.     COMPANY BACKGROUND AND CONCESSION AGREEMENT:
       --------------------------------------------

Compania Anonima Nacional Telefonos de Venezuela (CANTV or the Company) is one of the primary providers of telecommunications services in Venezuela, and is the owner of a nationwide basic telecommunications network through which it provides not only national and international fixed switched telephone service but also private networks, data, public telephone, rural and telex services. In addition, through its subsidiaries, CANTV provides other telecommunications-related services including wireless communications, Internet access and telephone directories.

CANTV entered into a Concession Agreement (the Concession) with the Government of Venezuela (the Government) in 1991 to provide national and international telecommunications services, for the purpose of guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition. November 2000 marked the opening of the telecommunications market with the entrance of new competitors (See Note 18 (d) and (e) - Commitments and contingencies - Concession mandates and Competition).

Significant terms of the Concession are as follows:

a. The Concession established a special privilege regime of limited concurrence, through which the Government guarantees CANTV to be the exclusive provider of fixed switched telephone services, including local, national and international access until November 27, 2000. Beginning on that date, any party who has obtained the corresponding administrative concession will be able to provide basic telecommunication services in the country (See Note 4 - Regulation).

b. The Concession is for 35 years ending in 2026, and is extendible for an additional period of 20 years subject to the approval by the Ministry of Infrastructure, (the Ministry), and satisfactory performance by the Company of its obligations under the Concession.

c. Until December 31, 2000, CANTV paid a total of 5.5% of services billed to the Government for telecommunications tax and concession rights. Beginning in January 2001, the Company is subject to pay a 4.8% of gross revenues (See Note 4 (a) - Regulation - Organic Law of
       Telecommunications). Such amount is included in the accompanying consolidated statements of operations as Concession and other taxes.

d. The Concession requires the Company to expand, modernize and improve the quality of its telephone network, as well as, meet prescribed service quality targets. The Concession mandates include national and regional expansion and modernization targets as well as, annual and cumulative targets (See Note 18 (d) and (e) - Commitments and contingencies - Concession Mandates and Competition).

e. The Concession specifies various penalties which may be imposed on CANTV for negligent or intentional violation of Concession provisions, including a fine of up to 1% of services billed and/or revocation and termination of the Concession. Penalties assessed against CANTV through June 30, 2001, have not been material.

Eight Year Review Agreement
---------------------------

On February 21, 2000, CANTV and the Comision Nacional de Telecomunicaciones (CONATEL) signed the Eight Year Review Agreement (the Agreement), effective until December 31, 2000. The Agreement included the review of the concession regarding quality service, tariffs framework, commercialization of new services and the elimination of the service expansion mandate and the introduction of a new 80% digitalization mandate. (See Note 4 - Regulation and Note 18 (d) - Commitments and contingencies - Concession mandates).

3.     SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:
       ----------------------------------------------------------

a.     Basis of presentation
       ---------------------

The consolidated financial statements have been prepared in accordance with Venezuelan generally accepted accounting principles (Venezuelan GAAP).

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

b.     Adjustment for inflation
       ------------------------

In December 2000, the Venezuelan Federation of Public Accountants issued the new DPC 10 (revised and comprehensive), which superseded the standard issued in 1991 and its three amendments as well as the technical publications number 14 and 19. The main changes outlined in this standard pertain to presentation and not methodology, which are effective for those periods beginning after December 31, 2000.

The Company's consolidated financial statements are expressed on a constant bolivar basis as of June 30, 2001, in accordance with the Venezuelan Statement of Accounting Principles Number 10 "Standards for the Preparation of Financial Statements Adjusted for Inflation" (DPC 10) (revised and comprehensive).

The amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar's purchasing power at June 30, 2001 based on the Consumer Price Index (CPI) for the metropolitan area of Caracas as published by the Central Bank of Venezuela (BCV).

The most representative indexes published by the BCV used in the preparation of the inflation adjusted financial statements are as follows (1997 base):


                                                   June 30,               December 31,               June 30,
                                                     2001                     2000                     2000
                                              --------------------    ---------------------    ---------------------
End of period                                     218.17617                 205.97793                193.97830
Average for period                                212.39323                 194.97654                188.82523

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at June 30, 2001, as follows:

i. Monetary assets and liabilities (cash and temporary investments, receivables, other assets and most liabilities) as of June 30, 2001, have not been adjusted for the effect of inflation since they already represent their inflation adjusted value at that date. The balances as of December 31, 2000, have been updated based upon the relative change in the CPI between that date and the CPI at June 30, 2001.

ii. Non-monetary assets (principally inventories and supplies, property, plant and equipment, the cellular concession and certain other assets) and stockholders' equity have been updated based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at June 30, 2001.

iii. The non-monetary liability for pension and other postretirement benefit obligations and its related expense, are recorded based on actuarial calculations (See Note 14 - Retirement Benefits).

iv. Monetary revenues and expenses have been updated based upon the change in the CPI from the month in which the transaction was recorded and the CPI at June 30, 2001.

v. Non-monetary expenses (primarily depreciation and amortization) are based upon the values of the corresponding assets (primarily property, plant and equipment) in the accompanying consolidated balance sheets (See (ii) above).

vi. The monetary (loss) gain is attributable to the Company's net monetary asset or liability position in an inflationary period and has been set forth as monetary (loss) gain position as part of the Financing cost, net caption in the accompanying consolidated statements of operations (See
       Note 16 - Financing cost, net).

c.     Consolidation principles
      ------------------------

The consolidated financial statements include CANTV and all of its majority-owned subsidiaries. All significant intercompany balances and transactions among the companies have been eliminated.

d.     Cash and temporary investments
       ------------------------------

Cash and temporary investments include short-term, highly liquid investments, which have original maturities of three months or less. The loss in the purchasing power of cash and temporary investments due to inflation is reflected as a separate caption in the statements of cash flows.

e.     Inventories and supplies, net
       -----------------------------

Inventories and supplies are presented at cost, net of reserves. Certain inventories and supplies whose original cost per unit does not exceed the equivalent in bolivars of US $500 are expensed when purchased.

f.     Depreciation and amortization
       -----------------------------

Depreciation and amortization are calculated using the straight-line method based on the estimated useful lives of the fixed assets and based on the amortization period assigned to the intangible assets. (See Note 5 - Cellular Concession and Note 10 - Other assets). Amortization expense was Bs. 26,128 and Bs. 24,066 for the six months period ended June 30, 2001 and 2000, respectively. Accumulated amortization was Bs. 266,316 and Bs. 240,188 at June 30, 2001 and December 31, 2000, respectively.

In November 2000, the Company reviewed and updated the depreciable lives of certain assets, including civil works and buildings, towers and shelters related to wireless operations, and changed the useful lives from 7 to 20 years. This change in the useful lives did not have a significant impact in the Company's financial statements.

g.     Computer software
       -----------------

The costs of certain purchased computer software and systems for internal use are capitalized and classified as intangible assets. The estimated useful lives of these intangible assets is between 3 and 7 years. Internal-use software is defined as software which is acquired, internally developed, or modified solely to meet the internal needs of the Company; and for which, during the software's development or modification, no substantive plan exists or is being developed by the Company to market the software externally. Regular maintenance and modifications to existing software are expensed when incurred.

h.     Impairment in Long-lived assets
       -------------------------------

The Company evaluates the impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, the assets are written down to their estimated fair values. Under current circumstances, no adjustment for impairment in the carrying value of the long-lived assets has been recorded.

i.     Revenue recognition
       -------------------

Revenues for wireline and wireless services are recognized in the period in which the services are provided. Unbilled revenues of Bs. 53,400 and Bs. 81,940 are included in accounts receivable as of June 30, 2001 and 2000, respectively. Revenues from settlement of traffic with international telecommunications carriers are recognized on a net basis and are based on estimates of traffic volume and rates. Advertising revenues and related telephone directory printing costs are recognized upon publication of the directories. The Company presents as deferred income, included in the other current liabilities caption, those amounts of billed services, which have not been rendered yet, such as submarine cable usage, basic rent for telecommunications services and telephone directories (see Note 13 - Other current liabilities).

The Securities and Exchange Commission (SEC) issued "Staff Accounting Bulletin 101 (SAB 101), Revenue Recognition in Financial Statements", in December 1999. SAB 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in the financial statements, and establishes the criteria and attributes to recognize revenues. The Company believes that its revenue recognition policies are in accordance with SAB 101.

During 2000, the Company reviewed its revenue recognition polices for prepaid services and subscriber right fees and changed the way it was accounting for these services. Subscriber right fees, which are upfront fees paid by consumers when the service is activated, are classified as liabilities on the Company's balance sheet. The Company believes that the opening of the telecommunications market where consumers have a choice of carrier changes the way in which subscriber right fees should be accounted for on the Company's books. In line with industry practices and improved monitoring systems, prepaid card sales are recognized as revenue when the customer utilizes the service.

The changes in the way the above revenues are recognized does not materially impact the Company's results of operations.

j.     Income tax
       ----------

The income tax is calculated based upon taxable income which is different from the income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Investment tax credits for plant and equipment reduce the income tax during the year in which such assets are placed in service. Investment tax credits as well as fiscal losses except those from the tax inflation adjustment, are permitted to be carried forward for 3 years. Venezuelan tax regulations also provide for a corporate asset alternative minimum tax based on inflation adjusted net assets.

k.     Employee severance benefits and other benefits
       ----------------------------------------------

Employee severance benefits are calculated and recorded in accordance with the Venezuelan labor law and the Company's current collective bargaining agreement.

Under the current labor law, employees earn a severance indemnity equal to 5 days salary per month, up to a total of 60 days per year of service. Labor indemnities are earned once an employee has completed 3 months of continuous service. Beginning with the second year of service, the employees earn an additional 2 days salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days salary. Severance benefits must be funded and deposited monthly in either an individual trust or a severance fund, or accrued in an employer's accounting records, as specified in writing by each employee.

In the case of unjustified or involuntary termination, employees have the right to an additional indemnification payment of one month salary per year of service up to a maximum of 150 days' current salary. Furthermore, in the case of involuntary termination the law established the payment of an additional severance benefit of up to a maximum of 90 days' current salary based on length of employment.

Additionally, the Venezuelan labor law requires a mandatory annual profit sharing distribution to all employees. CANTV made distributions equal to 120 days salary at December 31, 2000 totaling, Bs. 48,450.

l.     Pension plan and other postretirement benefits
       ----------------------------------------------

The noncontributory pension plan benefits are accrued based on actuarial estimates. The real discount rate and real rate of compensation increase used to develop the projected benefit obligation were 7% and 2%, respectively (See Note 14 - Retirement benefits).

Postretirement benefits relating to health care expenses are recorded based on actuarial estimates (See Note 14 - Retirement benefits).

m.     Foreign currency denominated transactions
       -----------------------------------------

Foreign currency denominated transactions are recorded at the bolivar exchange rate as of the transaction date. The outstanding balances of foreign currency denominated assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs. 717 and Bs. 700 per US dollar as of June 30, 2001 and December 31, 2000, respectively (See Note 6 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances and transactions is reflected as exchange loss, net in the Financing cost, net caption in the accompanying consolidated statements of operations (See Note 16 - Financing cost, net).

n.     Legal reserve
       -------------

The Company and each of its subsidiaries are required under the Venezuelan Commercial Code and their Corporate By-laws to transfer at least 5% of each year's net income to a legal reserve until such reserve equals at least 10% of capital stock.

o.     Earnings per share
       ------------------

Earnings per share are based on 926,037,385 and 973,890,206 of average common shares outstanding at June 30, 2001 and 2000, respectively.

p.     Recently issued accounting pronouncements
       -----------------------------------------

In November 2000, the International Accounting Standards Committee issued International Accounting Standard N(degree) 39 (IAS 39), "Financial Instruments:
Recognition and Measurement". This standard establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. It also addresses all financial instruments and covers topics such as classification of financial assets, measurement of non-derivative financial instruments, recognition and derecognition, and impairment.

As of June 30, 2001, the adoption of this standard did not have an impact on the Company's results or financial position.

4.     REGULATION:
       -----------

CANTV's services and tariffs are regulated by the rules established in the Concession agreement, the Organic Telecommunications Law of 2000 and its Regulations, as well as the Agreement (see Note 2 - Company background and concession agreement).

The Organic Telecommunications Law along with the Regulations, provide the general legal framework for the regulation of telecommunications services in Venezuela. Under the Organic Telecommunications Law, suppliers of public telecommunications services, such as the Company, must operate under concessions granted by the Government, which acts through the Ministry.

CONATEL is a independent regulatory body under the direction of the Ministry, created by presidential decree in September 1991, which has the authority to manage, regulate and control the use of limited resources in the telecommunications services in Venezuela, and recommend the granting of concessions, licenses and administrative authorizations as well as the approval of tariffs and collection taxes. Also, it shall promote and protect free competition, together with the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia).

a.     Organic Telecommunications Law
       ------------------------------

On June 12, 2000, the Venezuelan Government issued the Organic Telecommunications Law, which provides the guidelines for the opening of the telecommunications sector for existing and new operators after November 2000. This Law replaces the 1940 Organic Telecommunications Law and it is the result of several years of consultation between the private and public sector. Some of the most important aspects of the Telecommunications Law are as follows:

i. Provides the legal framework to establish specific regulations related to interconnection, universal service, spectrum, administrative concessions, networks, taxes, penalties, consumer rights and operator's responsibilities.

ii. Defines telecommunications as an activity of general interest rather than as a public service, as provided by the former law.

iii. Operator's freedom to set rates is specified, establishing controls only in cases where dominant control is evidenced and in cases of insufficient competition. In this case it also anticipated the possibility of establishing isometric regulations to guarantee competition.

iv. Adopts a new tax regime applicable to all telecommunications service providers on the basis of annual earnings. The new taxes replace the former annual tax and concession fee of 5.5% for wireline and 10.0% for wireless services. The new tax rates are: 2.3% activity tax, 0.5% tax to cover CONATEL's activities, 0.5% tax for spectrum allocation, 1% tax to create the Universal Service Fund, 0.5% tax for the Telecommunications Training and Development Fund and charges for administrative procedures. In addition, cellular providers are subject to a supplemental tax starting at 4.5% of annual earnings in the year 2000 and decreasing by 1% per annum until 2005 after which time the supplemental tax will be eliminated.

b.     Telecommunications regulations
       ------------------------------

On November 24, 2000, the Regulations for Basic Telephony Services, Interconnection and Administrative Concessions were issued and represent the legal framework for the market opening of telecommunication services in Venezuela.

The most significant aspects of these Regulations include the rules for granting concessions, which provide administrative capabilities and include specific attributes to specific services granted by CONATEL. The concessions will be granted shortly after a request has been made, since they are not subject to open bidding processes and only entail collection of established requirements. The concessions that do not require spectrum, such as subscription to cable television or fiber optic telephony, are free of duties.

Additionally, spectrum concession will be granted through public offering procedures and in certain cases, direct adjudication will be granted. Value added services, except for Internet services, does not require authorization, only notification specifying the networks, links or systems to support the service.

The regulations provide for mandatory interconnection with charges based on costs, changing the previous structure of interconnection charges based on tariffs. It also requires the submission of quarterly information by separate accounts and before the fourth quarter of 2001, carriers must establish accounting systems indicating costs generated by interconnection and the allocation criteria. At June 30 2001, CANTV has signed seven interconnection contracts with different operators. (See Note 18 (e) - Commitments and contingencies - Competition).

c.     Tariffs
       -------

Before CANTV entered into the Agreement with CONATEL, CANTV's rates were regulated under the Concession, through a "price-cap" and a "rate rebalancing" mechanism that promoted operating efficiency and allowed for progressive tariff adjustments. The price-cap varied directly with the Wholesale Price Index (WPI) published by the BCV, which permitted the Company, with the approval of the Ministry, to raise tariffs on a quarterly basis to keep pace with WPI. Generally a three to six month delay existed between the date the WPI was published for a particular quarter and its actual effect on new tariffs.

The Agreement signed in February 2000 (See Note - 2 Company Background and Concession agreement) established two tariffs adjustments which went into effect on March 23 and June 16, 2000.

On February 19, 2001, pursuant to the New Telecommunications Law, CONATEL established the maximum tariffs that are applicable effective March 10, 2001 during 2001 and a new price-cap system that replaced the tariff adjustment mechanism provided under the Agreement.

5.     CELLULAR CONCESSION:
       --------------------

On May 19, 1992, the Company purchased one of two cellular concessions from the Government for Bs. 130,549 (Bs. 5,388 on an historical cost basis) and established

Telecomunicaciones Movilnet, C.A. (Movilnet). The amount paid for the cellular concession is being amortized over 40 years.

Until December 2000, the annual payment of cellular concession fee based on services billed was 10%. Beginning in 2001, the tax regime applicable to cellular services providers is 9.3% of gross revenues. (See Note 4(a) - Regulation - Organic Telecommunications Law).

For the six months period ended June 30, 2001 and 2000, the concession tax expense included in the consolidated statements of operations were Bs. 17,156 and Bs. 19,555, respectively.

6.     BALANCES IN FOREIGN CURRENCY:
       -----------------------------

The Company has assets and liabilities denominated in US dollars and Japanese yen as follows (in millions of US dollars):

                                                                        June 30,                 December 31,
                                                                          2001                       2000
                                                                   --------------------       -------------------
Cash and temporary investments                                                   681                      743
Accounts receivable, net                                                          37                       28
Other assets and advances to suppliers                                            32                       36
Accounts payable                                                                (100)                    (165)
Short and long-term debt                                                        (472)                    (512)
                                                                   --------------------       -------------------
Net asset position in foreign currency                                           178                      130
                                                                   ====================       ===================

7.     ACCOUNTS RECEIVABLE, NET:
       -------------------------

The Company's accounts receivable balances (other than Venezuelan Government entities) are as follows:

                                                                        June 30,                 December 31,
                                                                          2001                       2000
                                                                  ---------------------       -------------------
Subscribers                                                                  389,219                   402,052
Net settlements                                                               23,629                    17,341
Other                                                                         28,327                    16,619
                                                                  ---------------------       -------------------
                                                                             441,175                   436,012
Less: Allowance for doubtful accounts                                        (66,240)                  (67,937)
                                                                  ---------------------       -------------------
                                                                             374,935                   368,075
                                                                  =====================       ===================


8.     ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:
       --------------------------------------------------------

The Company's largest customer is the Venezuelan public sector, including the Government, its agencies and enterprises, and the Venezuelan states and municipalities (collectively, Government entities). Government entities generated approximately 14% and 10%, respectively of the Company's revenues during the six months period ended June 30, 2001 and 2000, respectively.

The following table sets forth the aging of accounts receivable from Government entities:

                                                                           June 30,            December 31,
                                                                             2001                   2000
                                                                        ----------------    --------------------
Year of Service
---------------
2001                                                                            34,626                       -
2000                                                                            31,121                  58,394
1999 and prior                                                                  39,301                  50,467
                                                                        ----------------    --------------------
                                                                               105,048                 108,861
                                                                        ================    ====================

The changes in accounts receivable from Government entities are as follows:

                                                                           June 30,             December 31,
                                                                             2001                   2000
                                                                        ----------------     --------------------
Balance at beginning of year                                                  108,861                  145,625
Billings                                                                       67,161                  178,028
Collections                                                                   (64,888)                (198,650)
Monetary loss                                                                  (6,086)                 (16,142)
                                                                        ----------------     --------------------
Balance at end of period                                                      105,048                  108,861
                                                                        ================     ====================

The amounts that Government entities can pay for telecommunications services are established in annual budgets, which are not based upon actual usage during such year. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not paid the Company in full for telecommunications services received. In addition, as a result of inflation and devaluation, the value of these balances has decreased.

Although the Company has, in the case of certain Government entities, reduced the number of lines available, there can be no assurance that Government entities will not continue to use telecommunications services in excess of the amounts that can be paid, that the Company will not continue to experience significant delays in collecting receivables from Government entities or that inflation and devaluation will not continue to decrease the value of these receivables to the Company. Failure by Government entities to pay the amounts owed to the Company or the amounts to be billed in the future, has had, and will continue to have, an adverse effect on the profitability of the Company.

On November 3, 1999 the Congress approved a law authorizing the issuance of bonds to refinance external and internal debts, as well as other past - due obligations. The amount of bonds set aside for payment of debts owed CANTV as of December 31, 1998, under such legislation amounted to Bs. 63,218. During 2000, the government assigned Bs. 37,000 to CANTV. In December 2000, CANTV received a cash payment of Bs. 34,089 related to the bond issuance.

On March 6, 2001, Congress approved a decree authorizing the issuance of bonds of up to Bs. 77,676 for the payment of debt related to basic services. The Company expects to collect

Bs. 43,300 covering debts from the period 1996-2000. On June 19, the Company received a cash payment of Bs. 4,500 acording to this bonds.

CANTV's Management believes all amounts from Government entities will be collected either in cash and/or through Government bonds.

9.     PROPERTY, PLANT AND EQUIPMENT, NET:
       ----------------------------------

Property, plant and equipment, is comprised as follows:

                                                                          June 30,              December 31,
                                                                            2001                    2000
                                                                      ------------------    ---------------------
Plant                                                                        8,669,785                8,640,691
Buildings and facilities                                                     1,089,685                1,085,365
Furniture and equipment                                                        750,251                  733,838
Vehicles                                                                        69,662                   74,746
Land                                                                            40,706                   40,706
                                                                      ------------------    ---------------------
                                                                            10,620,089               10,575,346
Less: Accumulated depreciation                                              (7,513,887)              (7,194,812)
                                                                      ------------------    ---------------------
                                                                             3,106,202                3,380,534
Construction work in progress                                                   49,902                   66,068
                                                                      ------------------    ---------------------
                                                                             3,156,104                3,446,602
                                                                      ==================    =====================

The average useful lives for the different classes of property, plant and equipment are as follows:


                                                                                                Average useful
                                                                                               lives (in years)
                                                                                              -------------------
Plant                                                                                               3 to 32
Buildings and facilities                                                                            5 to 25
Furniture and equipment                                                                             3 to 7
Vehicles                                                                                            3 to 5

Property, plant and equipment includes capitalized direct labor and allocated overhead costs, as well as materials used in connection with construction work in progress. Capitalized direct labor and allocated overhead costs totaled, Bs. 8,637 and Bs. 40,377 for the six months period ended June 30, 2001 and 2000, respectively. Maintenance and repair costs are expensed when incurred while major improvements and renovations are capitalized.

10.    OTHER ASSETS:
       -------------

Other assets, are comprised as follows:

                                                                           June 30,              December 31,
                                                                             2000                    2000
                                                                        ----------------     ---------------------
Software and other intangible assets, net                                       120,637                   147,544
Prepaid taxes                                                                    13,455                    15,187
Investment in INTELSAT                                                           22,863                    26,597
Class C stock and other                                                          45,837                    40,138
                                                                        ----------------     ---------------------
                                                                                202,792                   229,466
                                                                        ================     =====================

Software and other intangible assets include the cost of computer software and systems for internal use, net of accumulated amortization (See Note 3 (g) - Summary of significant accounting principles and policies - Computer software) and the cost of usage rights of satellites which are amortized over periods ranging from 3 to 7 years based upon the terms of contracts granting usage rights.

Prepaid taxes include taxes assessed on the inflation adjusted value of fixed assets. In 1991, the Venezuelan Income Tax Law was revised to incorporate new provisions. Under this new law, companies were required to pay an initial tax equal to 3% of the inflation adjusted value of fixed assets. This initial tax was paid prior to 1996 and has been deferred and is being amortized over the estimated useful lives of the related assets.

The investment in INTELSAT represents the Company's participation in the International Satellite Telecommunications Organization. The Company accounts for this investment using the equity method. The functional currency of INTELSAT is the US dollar.

In 1993, the Company purchased 1% of its capital stock, for Bs. 52,648. The stock is being distributed to employees as part of an incentive plan. All the employees of the Company are eligible. The Company charges the related cost to expense in the year employees earn the award and the stock is issued to employees the following year. At June 30, 2001 and December 31, 2000, 9,351,150 and 9,228,583 shares were available for distribution to employees under this plan.

11.    LONG-TERM DEBT:
       ---------------

Long-term debt, is comprised of the following:

                                                                            June 30,             December 31,
                                                                              2001                   2000
                                                                         ----------------     -------------------
Notes in US dollars at interest rates of 8.87% and
    9.25% maturing in 2002 and 2004, respectively.                           143,318                 148,179

Notes in US dollars at interest rates of six-month
    LIBOR plus a margin between 1.35% and 1.75%,
    (averaging 6.56% and 8.19% at June 30, 2001 and
    December 31, 2000, respectively), maturing
    through 2003.                                                             64,530                  79,706

                                                                            June 30,             December 31,
                                                                              2001                   2000
                                                                         ----------------     -------------------
Bankloans in Japanese yen at a fixed interest rate of
    5.80%, and in US dollars at interest rates of six-
    month LIBOR plus a margin between 0.25% and
    0.75% (averaging 5.88% and 5.93% at June 30,
    2001 and December 31, 2000, respectively),
    maturing through 2009.                                                    55,478                  65,571

IFC loans in US dollars at variable interest rates:
    a. At six-month LIBOR plus a margin of 1.75%,
       (averaging 7.36% and 8.87% at June 30, 2001
       and December 31, 2000, respectively), maturing
       through 2005.                                                          32,265                  37,073

    b. At six-month LIBOR plus a margin of 2.00%,
       (averaging 7.51% and 8.22% at June 30, 2001
       and December 31, 2000, respectively), maturing
       through 2007.                                                          20,390                  22,708

    c. At six-month LIBOR plus a margin between
       3.00% and 6.00% (averaging 9.78% and
       12.36% at June 30, 2001 and December 31,
       2000, respectively), maturing through 2005.                            17,925                  18,536

Supplier loans in US dollars at interest rates of six-
   month LIBOR plus a margin of 0.25% to 0.50%
   (averaging 6.22% and 6.75% at June 30, 2001 and
   December 31,2000, respectively), maturing through
   2002.                                                                       3,439                   5,435

Notes payable to suppliers in US dollars at fixed
   interest rates (averaging 6.76% and 7.00% at June
   30, 2001 and December 31, 2000, respectively),
   maturing through 2002.                                                      1,635                   2,490

Banks loan in bolivars bearing interest at the average
    lending rate of the four major banks in Venezuela
    (27.52% and 27.84% at June 30, 2001 and
    December 31, 2000, respectively), maturing
    through 2003.                                                              2,648                   3,991

Bankloans in bolivars at a fixed interest rate of
    22.59% and 22.81% at June 30, 2001 and
    December 31, 2000, respectively maturing through
    2010.                                                                     30,155                  31,642
                                                                         ----------------     -------------------
                                                                             371,783                 415,331

Less: Current maturities                                                    (121,122)                (53,745)
                                                                         ----------------     -------------------
                                                                             250,661                 361,586
                                                                         ================     ===================

On June 7, 1996, the Company entered into an agreement with the International Finance Corporation (IFC Facility). Pursuant to the IFC Facility, the Company obtained loan commitments aggregating up to US$ 261 million, of which US$ 175 million was disbursed. Of the amount disbursed, US$ 75 million was used in the Company's modernization and expansion program as mandated by the Concession and for certain other capital expenditures.

The remaining US$ 100 million represents the conversion of certain debt outstanding under a Bank Refinancing Agreement into longer term debt. In March 1998, the Company paid US$ 150 million of the debt outstanding under the IFC Facility with the proceeds from the sale of variable interest rate notes issued by CANTV Finance Ltd., a wholly-owned subsidiary of the Company, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The principal on the remaining loan is payable as a single payment of US$ 25 million in 2005. The interest rate on this loan is based on LIBOR plus a margin and an additional amount of up to 3% based on the Company's annual net income equivalent in US dollars.

Pursuant to the IFC Facility, the Company may pay dividends only if it is current with respect to its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a current ratio and a fixed charge coverage ratio, each as defined by the agreement. The Company has complied with these covenants as of June 31, 2001.

In 1997, Movilnet signed an agreement with the IFC for two loans totaling US$ 95 million, which were disbursed during 1998. The proceeds of these loans were used for expansion and modernization of the cellular network.

In September 2000, the Company issued discount promissory notes of Bs. 28,000 denominated in bolivars with a maturity of 5 years. The promissory notes were placed at a 44% discount and an annual fixed interest rate of 23.5%. The discount is amortized using the effective rate method. At June 30, 2001, the balance of these notes, presented net of the unamortized discount, was Bs. 16,263. Additionally, two loan agreements were signed with local banks for Bs. 7,000 each one, with maturities between 1 and 5 years.

Estimated payments of long-term debt are: Bs. 40,975 in 2001, Bs. 116,106 in 2002, Bs. 38,066 in 2003, Bs. 89,212 in 2004, and Bs. 87,508 thereafter, translated into bolivars at the exchange rate at June 30, 2001.

12.    SHORT-TERM DEBT:
       ----------------

Short-term debt is as follows:

                                                                             June 30,              December 31,
                                                                               2001                    2000
                                                                        -------------------     --------------------
Bankloans in bolivars at various interest rates
   (averaging 15.47% and 11.04% at June 30, 2001
   and December 31, 2000, respectively)                                        2,998                    5,031

Current maturities of long-term debt                                         121,122                   53,745
                                                                        -------------------     --------------------
                                                                             124,120                   58,776
                                                                        ===================     ====================

13.    OTHER CURRENT LIABILITIES:
       --------------------------

Other current liabilities, are comprised of the following:

                                                                             June 30,              December 31,
                                                                               2001                    2000
                                                                        -------------------     --------------------
Concession tax                                                                      29,697                  107,231
Subscriber rights                                                                   49,154                 57,757
Deferred income                                                                     90,335                   55,199
Accrued liabilities                                                                 27,753                   24,174
Income, value added and other taxes                                                 31,134                   17,051
Interest payable                                                                    11,621                   11,950
Legal claims                                                                        15,643                   11,135
Technical and administrative services due to affiliates of
    VenWorld stockholders                                                            9,035                    6,905
Other                                                                               15,728                   11,687
                                                                        -------------------     --------------------
                                                                                   280,100                  303,089
                                                                        ===================     ====================

14.    RETIREMENT BENEFITS:
       --------------------

Pension plan
------------

The Company sponsors a noncontributory pension plan for its employees. The benefits to be paid under the plan are based on years of service rendered and the employee's final salary. At June 30, 2001, the Company has funded Bs. 112,128, in a trust for this purpose.

Assumptions used to develop the projected benefit obligation are as follows:

                 Discount rate                       7%
                 Expected return on assets           5%
                 Rate of compensation increase       2%

These assumptions represent estimates of real interest rates and compensation increases rather than nominal rates. The unrecognized transition obligation is being amortized over 20 years.

During 2000, CANTV reviewed the assumption for the rate of inflation, which reduced pension expense by Bs. 24,699.

The pension plan expense for the period ended June 30, 2001 amounted to Bs.
9,375.

Postretirement benefits other than pensions
-------------------------------------------

The Company records postretirement benefit obligations based on actuarial estimates.

Assumptions used to develop the accumulated postretirement benefit obligation are as follows:

                 Discount rate                       7%
                 Medical cost trend rate             2%

These assumptions represent estimates of real interest rates and medical cost trend rate increases rather than nominal rates. The unrecognized transition obligation is being amortized over 11 years.

At June 30, 2001, postretirement benefits other than pension expense amounted to Bs. 12,869.

Defined contribution plan
-------------------------

The Company has a defined contribution plan (Special Economic Protection Plan for Eligible Retirees) to supplement the current pension benefits of retirees as of August 15, 1995. Contributions are allocated to retirees based upon their age, pension income and other existing benefits. At June 30, 2001, the Company has funded Bs. 15,589 for this Plan. The Company is not required to increase the funding of this Plan.

15.    STOCKHOLDERS' EQUITY:
       ---------------------

Dividends
---------

The Venezuelan Commercial Code, Capital Markets Law and the Standards issued by the Comision Nacional de Valores (CNV), regulate the ability of the Company to pay dividends. In addition, some of the Company's debt agreements provide for certain restrictions which limit the ability of the Company to pay cash dividends (See Note 11- Long-term debt). The Commercial Code establishes that dividends shall be paid solely out of "liquid and collected earnings," and the Capital Markets Law mandates that the Company distribute every year among its shareholders not less than 50% of its net annual income, after income tax provision and having deducted the legal reserves. Likewise, the Capital Markets Law provides that at least 25% of such 50% shall be paid to the shareholders in cash dividends. However, should the Company have accumulated losses, any net income shall initially be applied to offset such deficit.

According to the CNV Standards, the net income adjusted for inflation is the base for dividends distribution, excluding the equity participation of subsidiaries.

The Capital markets Law provides that dividends must be declared in a shareholders' assembly during which the shareholders determine the amount, form and frequency of the dividend payment and that dividend policies must be stated in the company's By-laws. The CNV cannot exempt a company with publicly traded securities from paying the minimum dividends required by the Capital Markets Law.

On March 31, 2000, an ordinary shareholders' assembly declared a cash dividend of Bs. 60 per share to shareholders of record as of April 11, 2000. This dividend was paid on April 28, 2000.

On March 27, 2001, an ordinary shareholders' assembly declared a cash dividend of Bs. 63 per share to shareholders of record as of April 6, 2000. This dividend was paid on April 24, 2001.

Capital stock
-------------

Capital stock is represented by 926,037,385 shares at June 30, 2001 and December 31, 2000, as follows:

                                                                                                       Number of
                                                                                 Participation          shares
                          Stockholder                               Class              %             (in thousands)
----------------------------------------------------------------  ----------  -----------------  ---------------------
VenWorld Telecom C.A. (VenWorld)                                     A                33.97                314,580
Inversiones Inextel, C.A.                                            A                 6.91                 64,000
AT&T Communications Services International, INC                      A                 2.16                 20,000
Fondo de Inversiones de Venezuela (FIV)                              B                 5.60                 51,900
Employee Trusts and Employees                                        C                10.73                 99,319
Public Shareholders                                                  D                40.63                376,238
                                                                              -----------------  ---------------------
                                                                                     100.00                926,037
                                                                              =================  =====================

VenWorld is a private consortium of companies led by Verizon Communications Inc.(formerly GTE Corporation), and originally included T.I. Telefonica Internacional de Espana, S.A.; C.A. La Electricidad de Caracas, S.A.C.A.; Consorcio Inversionista Mercantil (CIMA), C.A. S.A.C.A. and AT&T International, Inc. (AT&T) (Participants in the Consortium).

On June 30, 2000 GTE Corporation and Bell Atlantic Corporation completed their merger, and the combined company began doing business as Verizon Communications Inc. (Verizon).

During 2000, VenWorld could have transferred or encumbered the Class A shares if it continued to own directly, and free from all encumbrances, at least 20% of the capital stock of the Company. After January 1, 2001 any Class A shares transferred to any person other than VenWorld or its wholly-owned subsidiaries and affiliates controlled by any of the partners of the Participants in the Consortium, will be automatically converted into an equal number of Class D shares. VenWorld had the right to elect the CANTV President and four members of the Board of Directors of the Company until January 1, 2001. No Class A shares were transferred during 2000.

As a result of the Venworld's shares redemption procedure, established by its By-Laws , on June 12 and 13, 2001, two of its stockholders, AT&T Communications Services International Inc and Inversiones Inextel, C.A received 20,000 and 64,000 Class "A" CANTV's shares, respectively, according to CANTV's By-Laws established.

Class B shares may only be owned by Venezuelan Government entities. The transfer of Class B shares to any non-public sector individual or entity will cause the shares to be automatically converted to Class D shares, except if the shares are transferred to a CANTV employee or retiree, in which case the shares will be converted to Class C shares. Class B stockholders had the right to elect two members of the Board of Directors of the Company until January 1, 2001. Thereafter, they may elect only one member. A majority of holders of Class A and B shares is required to approve a number of corporate actions, including certain amendments to the By-laws.

Class C shares may be owned only by employees, retirees, former employees and heirs and spouses of employees or retirees of CANTV and its subsidiaries. Any Class C shares transferred to any other individual or entity will be automatically converted to Class D shares. Holders of Class C shares have the right, voting as a separate class, to elect two members of the Board of Directors provided such Class C shares represent at least 8% of the capital stock of CANTV and the right to elect one member provided that such shares represent at least 3% of the capital stock of CANTV.

Class D shares are comprised of the conversion of Class A, B and C shares as described above or capital increases. There are no restrictions on the ownership or transfer of Class D shares. Holders of Class D shares will have the right to elect, in conjunction with the other stockholders, any members of the Board of Directors, at the time the Class A, B and C stockholders loose the right to designate them according to CANTV's By-laws.

In November 1996, the Government sold 348.1 million shares representing 34.8% of CANTV's capital stock in a global public offering. The Company's Class D shares are traded on the Caracas Stock Exchange. They are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing 7 Class D shares.

Repurchase program
------------------

On November 16, 1999 an extraordinary shareholder's assembly authorized a share repurchase program for up to 50,000,000 of shares. As required under Venezuelan Law, the program specifies a maximum repurchase price of Bs. 3,696 per share or up to US$ 40 per ADS. As of December 31, 1999, CANTV had acquired 1,229,900 shares at an average price of Bs. 2.472 per share, equivalent US$ 23.5 per ADS.

On March 31, 2000, an ordinary shareholders' assembly approved a new share repurchase program that authorized the Company to repurchase up to 50,000,000 of shares. As required under Venezuelan Law, the program specified a maximum repurchase price of Bs. 4,871 per share or up to US$ 50 per ADS.

During 2000, CANTV acquired 72,732,716 shares related to both repurchase programs at an average price of Bs. 2,940 per share, equivalent US$ 28.39 per ADS.

16.    FINANCING COST, NET:
       --------------------

Financing cost, net for the years ended June 30 is as follows:

                                                                    2001                          2000
                                                            ---------------------        -----------------------
Interest income                                                          16,932                        12,642
Interest expense                                                        (19,779)                      (22,099)
Exchange gain (loss), net                                                 3,164                        (6,260)
Monetary loss monetary position                                          (8,515)                       (7,744)
                                                            ---------------------        -----------------------
                                                                         (8,198)                      (23,461)
                                                            =====================        =======================

The net exchange loss reflects the loss resulting from adjusting the Company's net liabilities denominated in foreign currencies (principally US dollars and Japanese yen) into bolivars at the exchange rates as of June 30, 2001 and 2000 (See Note 6 - Balances in foreign currency). The Central Bank of Venezuela has the explicit policy to intervene to maintain the exchange rate within 7.5% (above or below) of the reference rate, which has been set by the Central Bank of Venezuela and is adjusted to account for projected inflation on a monthly basis. The devaluation of the bolivar against the U.S. dollar was 2.43% and 5.01% for the six months period ended June 30, 2001 and 2000, respectively.

The monetary loss position reflects the gain or loss from holding net monetary assets or liabilities in a period of inflation, which was 5.92%, and 6.82% for the six months period ended June 30, 2001 and 2000, respectively.

17.    TRANSACTIONS WITH RELATED PARTIES:
       ----------------------------------

Transactions with related parties are subject to conditions similar to transactions with independent third parties. In the normal course of business and as limited by applicable debt agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company's tariffs, regulation, labor contracts and other matters. The Government is also the major customer of the Company (See Note 8 - Accounts receivable from Venezuelan Government entities).

Inventories, supplies, plant and equipment of Bs. 7,917 and Bs. 10,592 for the period ended June 30, 2001 and 2000, respectively, were purchased from affiliates of VenWorld's stockholders. These same affiliates provided technical and administrative services to the Company at a total cost of Bs. 10,075 and Bs. 19,589 for the six months period ended June 30, 2001, and 2000, respectively. Net operating revenues of Bs. 4,696 and Bs. 6,396 were recognized for the six months period ended June 30, 2001 and 2000, respectively, with respect to the settlement of international telephone traffic with affiliates. At June 30, 2001, the Company has recorded payables to Verizon and AT&T affiliates for all such transactions of Bs. 17,568 and Bs. 1,033, respectively, and at December 31, 2000, Bs. 22,245 and Bs. 846 respectively.


18.    COMMITMENTS AND CONTINGENCIES:
       ------------------------------

The Company has the following commitments and contingencies:

a.     Capital expenditures
       --------------------

CANTV's capital expenditures for 2001 are currently estimated at Bs. 371,406 (US$518 million). The funding for these capital expenditures is expected to be generated by internal cash flows.

b.     Operating leases
       ----------------

The Company leases buildings under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided.

c.     Litigation
       ----------

The Company is involved in numerous administrative and judicial proceedings. Based on the opinion of its external legal counsel handling these proceedings, management considers that the majority of these actions will be resolved in the Company's favor. Nevertheless, management believes that the Company has recorded adequate reserves as of June 30, 2001 for all such matters.

In May 2000, the Supreme Court of Justice issued a sentence against CANTV charging that the Company had changed the criteria on the presubscription term and the option for special retirement. The Company is presently exercising pertinent legal actions, and evaluating the impact of this sentence on the financial statements of the Company if such sentence prevails.

On July 7, 2000, CANTV was notified of a Bs. 1.8 billion (US$ 2.7 million) fine imposed by the Superintendent of Promotion and Protection of Free Competition (Pro-Competencia). Pro-Competencia claims that CANTV has abused its dominant position in the market to favor its subsidiary CANTV Servicios. In August 2000, CANTV filed an action of nullity in the First Court of Appeals in Administrative Matters.

d.     Concession mandates
       -------------------

The Agreement (See Note 2 - Company background and concession agreement) included the reduction in the expansion targets and considers an accelerated modernization program to meet an annual target of eighty percent digitalization by the end of year 2000. The network expansion and modernization targets established in Annex "A" of the concession agreement were effective until December 31, 1999. Quality service and digitalization mandates agreed in the Agreement were effective until December 31, 2000. The agreement,substantially modify the high quality service and eliminates of the mandatory requirement of expanding the plant, instead of it , included the obligation of 80% digitalization at December 31, 2000. After year 2000, the specific expansion requirements, modernization or digitalization are not mandatory.

Opening Regulations establish that Basic Service Telecomunication Operator's, are required to install and maintain public telephone equipment equivalent to 3% of this subscriber base.

The guidelines for the market opening in Venezuela (see Note 4 - Regulation) include certain quality and service standards with minimum and maximum targets, which are the base for the preparation of the quality service regulations that will be effective for all basic services operators.

e.     Competition
       -----------

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of switched, fixed local, domestic, and international long distance services throughout Venezuela, except in population centers with 5,000 or fewer habitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years.

In December 1996, the Ministry exercised its authority under this provision to grant a rural concession to Infonet Redes de Informacion C.A. (Infonet) to provide multi-services, except national and international long distance services, on population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, multi-service concessions were granted in January 1998 to Corporacion Digitel, C.A. (Digitel) and Consorcio ELCA, C.A. for the central and eastern regions of Venezuela, respectively. Both Infonet and Digitel have started operations.

With the recently issued new Telecommunications Law, CONATEL established the basic regulatory framework. The new regulations issued on November 24, 2000 (See
Note 4 (a) - Regulation - Organic telecommunications law) have the objective of creating an appropriate environment for new entrants and allow for effective competition and regulate the sector's opening rules, basic telephony and interconnection.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders have been announced by CONATEL. Five regions were defined and three permits in each region were auctioned. Telcel BellSouth and Genesis are two of the companies granted with a concession.

As of June 30, 2001, the Venezuelan Telecommunications market is composed of one integrated service provider, namely CANTV; wireless service providers, such as Movilnet, Telcel BellSouth, C.A., Digitel and Infonet; wireless fixed service providers, such as Telcel BellSouth, C.A, Genesis Telecom, C.A., Entel Chile, Millicom International Cellular, S.A., Digitel and Digicel; data transmission service providers, such as Telecomunicaciones ImpSat, Compsat, Bantel, NetUno, Viptel, BellCanada International and Texcom; Internet Service provider's, such as CANTV Servicios, T-Net, Etheron, AOL, UOL and Eldish; paging operators, such as Skytel, Telemensajes Metropolitanos, Radio Contacto and TeleKontacto; trunking service providers, such as Americatel, Radio Movil Digital and Comunicaciones Moviles EDC,C.A., and Cable TV operators, such as SuperCable, Cabletel and Intercable, including DirectTV via satellite transmission. These telecommunications services providers and other market entrants may establish customer relationships, as well as other capabilities and resources to expand their current service offerings. The Company believes that its competitors will target large clients, top tier commercial customers and high-income residential customers.

The Company during the second quarter, 2001, completed the update of five interconnection agreements with telecommunication's operators and subscribed the first two interconnection agreement to the basic telecommunication service with companies authorized by CONATEL. These agreements will permit the free traffic from CANTV's basic network systems to the local services and long distance national and international of these companies. Current operators maintaining interconnection agreements with the Company are: Convergence Communications de Venezuela, Telcel, Digicel, Infonet, Digitel, Veninfotel y Movilnet.

19.    MARKET RISK:
       ------------

The carrying amounts of cash and short-term investments, trade receivables and payables, and short-term and long-term debt approximate their fair values. The fair value was determined by quoted market prices.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not use derivative financial instruments in its investment portfolio. The Company places its investments with the highest quality United States of America (US) issuers and, by policy, limits the amount of credit exposure to any one issuer. The Company is averse to principal loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk, and reinvestment by investing with US issuers that are guaranteed by wholly-owned foreign companies with the safest and highest credit quality securities.

The Company mitigates default risk by investing in highly liquid US dollar short-term investments, primarily certificates of deposit and investment grade commercial paper, which have maturities of three months or less. The Company does not expect any material loss with respect to its investment portfolio.

The majority of the Company's indebtedness is denominated in foreign currencies, primarily in US dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company's policy is to manage interest rate risk through the use of a combination of fixed and variable rate debt. Presently the Company does not hedge against foreign currency exposures, but keeps cash reserves in US dollars and Japanese yens to meet financing obligations.

20.    WORK FORCE REDUCTION PROGRAM:
       -----------------------------

On December 29, 2000, the Company announced its intention to consolidate, centralize and eliminate certain operating and administrative positions during the first quarter of 2001, through a formal program. This program established an expected reduction of approximately 4,000 employees. The Company recorded during the last quarter of 2000 a provision of Bs. 116,927 included as current accrued employee benefits. As a result of this program, in January 2001, 3,572 employees were separated from the Company.

The Company is evaluating the impact of the headcount reduction on the Company's pension liability.

21.    CONSOLIDATED FINANCIAL STATEMENT RECLASSIFICATIONS:
       ---------------------------------------------------

Certain amounts from the December 31, 2000 and June 30, 2000 consolidated financial statements have been reclassified for comparison purposes.